Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Six Months Ended June 30, 2015	Years Ended December 31,
		2014	2013	2012	2011	2010
Income before income taxes and noncontrolling interest	$199.6	$487.6	$477.7	$417.2	$372.3	$331.9
Add: Fixed Charges (1)	43.4	82.8	69.8	63.9	60.0	46.4
Less: Interest capitalized	(0.8)	(1.6)	(1.1)	(1.1)	(2.4)	(1.7)
Less: Interest on uncertain tax positions	(0.1)	(0.1)	(0.1)	0.2	(0.2)	(0.1)

Earnings (2)	$242.1	$568.7	$546.3	$480.2	$429.7	$376.5

Interest on indebtedness	$34.3	$64.6	$54.1	$50.6	$47.0	$35.4
Amortization of debt issuance costs	0.8	1.6	1.1	1.1	2.4	1.7
Interest on uncertain tax positions	0.1	0.1	0.1	(0.2)	0.2	0.1
Interest portion of rent expense	8.2	16.5	14.5	12.4	10.4	9.2

Fixed Charges (1)	$43.4	$82.8	$69.8	$63.9	$60.0	$46.4

Ratio of Earnings to Fixed Charges	5.6x	6.9x	7.8x	7.5x	7.2x	8.1x

(1)	Fixed Charges consist of interest on indebtedness, amortization of debt issuance costs, interest on liabilities associated with uncertain tax positions, and our estimate of an appropriate portion of rent expense representative of an interest factor. The estimated interest portion of rent expense was calculated based on a net present value approach assuming a 7% weighted average cost of capital.
(2)	Earnings consist of income from continuing operations before income taxes and fixed charges, less capitalized interest and interest on liabilities associated with uncertain tax positions.